                                                Filed Pursuant to Rule 424(b)(3)
                                                    Registration Number 33-63039



                                  30,062 Shares

                                  STAPLES, INC.

                                  Common Stock

                              ---------------------

      The shares of common stock, $0.0006 par value per share (the "Common Stock"), of Staples, Inc. ("Staples" or the "Company") covered by this Prospectus are issued and outstanding shares which may be offered and sold, from time to time, for the account of certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholders in a private placement made in connection with the acquisition of MICO Business Products, Inc. by Staples completed on June 1, 1995. All of the shares offered hereunder are to be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

      The Selling Stockholders may from time to time sell the shares covered by this Prospectus on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Stock is traded on the Nasdaq National Market under the symbol SPLS.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

               The date of this Prospectus is October 5, 1995.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the shares of Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated herein by reference:

      (1) The Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995, as amended by Amendment No. 1 on Form 10-K/A;

      (2) The Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995 and July 29, 1995; and

      (3) The Company's Current Report on Form 8-K dated September 12, 1995.

      (4) The Company's Registration Statement on Form 8-A dated April 7, 1989 registering the Common Stock under Section 12(g) of the Exchange Act.

      All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the Secretary of the Company, 100 Pennsylvania Avenue, P.O. Box 9328, Framingham, Massachusetts 01701-9328; telephone (508) 370-8500.

      Except as otherwise noted, all information in this Prospectus reflects the three-for-two splits of the Company's Common Stock effected in the form of 50% stock dividends in December 1993, October 1994 and July 1995.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                   THE COMPANY

      Staples pioneered the office supplies superstore concept in 1986 and is a leading office supplies distributor with approximately 400 retail superstores in North America, as well as a direct mail delivery business and contract stationer operations. The Company's retail superstores serve small businesses and home office customers as well as consumers by offering one-stop shopping for their office products needs at prices substantially below those customarily available from traditional sources. Additionally, the Company's mail order operations, Staples Direct, provide for free next-day delivery for orders over $50 to small and medium-size businesses. Through recent acquisitions of contract stationers, Staples has expanded its customer base to include medium and large-size businesses. As a result, the Company now serves the needs of customers in all end-user segments of the office products market. The Company has experienced significant growth in the last several years, with sales and net income increasing from $763 million and $3.4 million, respectively, in fiscal 1991 to $2.0 billion and $39.9 million, respectively, in fiscal 1994.

      The Company's growth strategy is focused on three principal business areas:

      North American Superstores. The Company seeks to grow its core business through new store expansion and through comparable store sales growth. Staples operates superstores in approximately 100 markets across the U.S. and Canada under the names: Staples - The Office Superstore, Staples Express, Business Depot and Bureau En Gros. During fiscal 1995, the Company plans to open approximately 92 stores, 45 of which had been opened as of August 31, 1995. Staples expects to end fiscal 1995 with approximately 442 stores, including 65 stores in Canada and 17 Staples Express units. The Company has been pursuing a store remodel program under which the Company has remodeled over 90 existing stores to improve store layout, lighting, signage and the overall shopping environment.

      Contract and Commercial. In 1994, the Company established Staples Contract and Commercial, the Company's delivery business unit, which utilizes three different sales approaches to deliver office products to small, medium and large companies. Staples Direct, the Company's mail order business, targets companies with up to 50 office workers. Staples National Advantage, the Company's national contract stationer, targets large companies (greater than 1,000 office workers) with multiple locations across the United States. Staples Business Advantage, which is comprised of several regional contract stationers, targets medium to large companies, with more than 50 office workers.

      International. The Company believes that foreign markets may provide additional growth opportunities for the latter part of the 1990s. Staples has approached foreign markets through joint ventures in order to take advantage of local operating expertise and reduce the risk associated with entering these new markets. Staples has joint ventures in the United Kingdom and Germany. By the end of fiscal 1995, the Company expects that its United Kingdom joint venture will be operating 25 or more stores and that its German joint venture will be operating 15 stores.

      The Company's executive offices are located at 100 Pennsylvania Avenue, P.O. Box 9328, Framingham, Massachusetts 01701-9328 (telephone: (508) 370-8500). The Company was organized in November 1985. As used in this Prospectus, the terms the "Company" and "Staples" refer to Staples, Inc., a Delaware corporation, and its subsidiaries.

                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                   THE MERGER

      Pursuant to an Agreement and Plan of Merger dated May 11, 1995 (the "Merger Agreement") by and among Staples, Spectrum Office Products Inc., a wholly-owned subsidiary of Staples ("Spectrum"), MICO Business Products, Inc. ("MICO") and the stockholders of MICO, effective June 1, 1995, MICO was merged with and into Spectrum (the "Merger"). In consideration of the Merger, former stockholders of MICO received a total of 75,381 shares of Staples Common Stock, including shares placed in escrow pursuant to the terms of the Merger Agreement.

                              SELLING STOCKHOLDERS

      The Selling Stockholders are former stockholders of MICO. The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholders in connection with the acquisition of MICO by Staples. See "The Merger."

      The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Stockholders as of September 1, 1995, the number of shares to be offered by each of the Selling Stockholders pursuant to this Prospectus and the number of shares to be beneficially owned by each of the Selling Stockholders if all of the shares offered hereby are sold as described herein. Except as provided below, the Selling Stockholders have not held any positions or offices with, been employed by, or otherwise had a material relationship with, the Company or any of its predecessors or affiliates since September, 1992 (other than as stockholders of MICO prior to the Merger and as stockholders of Staples subsequent to the Merger).


                                  Number of             Number of       Number of
                                  Shares of             Shares of       Shares of
                                 Common Stock            Common       Common Stock
           Name of               Beneficially             Stock       Beneficially
           Selling               Owned as of            Offered        Owned After
         Stockholder           September 1, 1995         Hereby         Offering(1)
        ------------          -------------------       ---------     -------------

         James Herbert(1)         23,735                 11,867            11,868

         Arnold Laven(2)          11,161                  5,580             5,581

         Dorothy Laven(3)         18,786                  9,393             9,393

         James Quackenbush(4)      6,445                  3,222             3,223

-----------------

(1) James Herbert served in various positions, including Vice President and director of MICO until June 1995.

(2) Arnold Laven served in various positions, including President and director of MICO until June 1995. Excludes shares held by Dorothy Laven, Mr. Laven's wife, with respect to which Mr. Laven disclaims beneficial ownership.

(3) Excludes shares held in escrow pursuant to the terms of the Merger Agreement. Dorothy Laven served as a director of MICO until June 1995. Excludes shares held by Arnold Laven, Ms. Laven's husband, with respect to which Ms. Laven disclaims beneficial ownership.

(4) James Quackenbush served in various positions, including Vice President of MICO until June 1995.

                              PLAN OF DISTRIBUTION

      Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Stockholders that they have not made any arrangements relating to the distribution of the shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Purchase Agreement provides that the Company will indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

      In offering the shares of Common Stock covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. None of the shares covered by this Prospectus presently qualify for sale pursuant to Rule 144.

      The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of Common Stock included herein they are required to comply with Rules 10b-6 and 10b-7 under the Exchange Act (as those Rules are described in more detail below) and, in connection therewith, that they may not engage in any stabilization activity in connection with Staples securities, are required to furnish to each broker-dealer through which Common Stock included herein may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any Staples securities except as permitted under the Exchange Act. The Selling Stockholders have agreed to inform the Company when the distribution of the shares is completed.

      Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

      This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale pursuant to Rule 144 under the Securities Act or
(b) the date on which all shares offered hereby have been sold by the Selling Stockholders.

                                  LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts.

                                     EXPERTS

      The consolidated financial statements of Staples at January 28, 1995 and January 29, 1994, and for each of the three years in the period ended January 28, 1995, incorporated by reference in Staples' Annual Report on Form 10-K for the year ended January 28, 1995, as amended by Amendment No. 1 on Form 10-K/A, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.

      The balance sheet of National Office Supply Company, Inc. as of June 30, 1992, and the related statements of earnings and retained earnings and cash flows for the year then ended, incorporated by reference in Staples' Annual Report on Form 10-K for the period ended January 28, 1995, as amended by Amendment No. 1 on Form 10-K/A, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.

      The financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.